SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Galmed Pharmaceuticals Ltd.

(Name of Issuer)

Ordinary shares, NIS 0.01 par value per share

(Title of Class of Securities)

M47238106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. M47238106	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Shirat HaChaim Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF	5	SOLE VOTING POWER	0
SHARES BENEFICIALLY	6	SHARED VOTING POWER	776,385
OWNED BY EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	776,385
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 12,149,226 ordinary shares of the Issuer issued and outstanding as of December 31, 2016, which amount was provided to the Reporting Person by the Issuer.

CUSIP No. M47238106	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Chaim Hurvitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF	5	SOLE VOTING POWER	239,364 (1)
SHARES BENEFICIALLY	6	SHARED VOTING POWER	776,385 (2)
OWNED BY EACH	7	SOLE DISPOSITIVE POWER	239,364 (1)
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	776,385 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,749 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes: (i) 227,489 ordinary shares of the Issuer held by Mr. Chaim Hurwitz; (ii) 10,000 ordinary shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2016 (the “Options”); and (iii) and 1,875 ordinary shares of the Issuer issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 days after December 31, 2016 (the “RSUs”).

(2)	Includes 776,385 ordinary shares of the Issuer held by Shirat HaChaim Ltd. as of December 31, 2016. Mr. Chaim Hurvitz is the controlling shareholder, president, chief executive officer and chairman of the board of directors of Shirat HaChaim Ltd.

(3)	Based on 12,149,226 ordinary shares of the Issuer issued and outstanding as of December 31, 2016, plus the 10,000 and 1,875 ordinary shares of the Issuer issuable upon the exercise of the Options and RSUs, respectively, which amounts were provided to the Reporting Person by the Issuer.

CUSIP No. M47238106	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Galmed Pharmaceuticals Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16 Tiomkin St. (4th floor)

Tel Aviv, Israel 6578317

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of Shirat HaChaim Ltd., a company incorporated under the laws of the State of Israel, and Mr. Chaim Hurvitz (each, a “Reporting Person” and together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is c/o Shirat HaChaim Ltd., 31 Yavne Street, Tel Aviv, Israel 65792.

Item 2(c).	Citizenship:

Shirat HaChaim Ltd. is a company incorporated under the laws of the State of Israel.

Mr. Chaim Hurvitz is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share.

Item 2(e).	CUSIP Number:

M47238106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

Mr. Chaim Hurvitz is the controlling shareholder of Shirat HaChaim Ltd. Because of the foregoing relationship, each Reporting Person may be deemed to have voting and dispositive power over the reported securities and may also be deemed to be the beneficial owner of these securities.

CUSIP No. M47238106	SCHEDULE 13G	Page 5 of 7 Pages

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. M47238106	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017	SHIRAT HACHAIM LTD.

	By:	/s/ Chaim Hurvitz
Chaim Hurvitz
President and Chief Executive Officer

Dated: February 13, 2017	By:	/s/ Chaim Hurvitz
Chaim Hurvitz

CUSIP No. M47238106	SCHEDULE 13G	Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the ordinary shares of Galmed Pharmaceuticals Ltd. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: February 13, 2017	SHIRAT HACHAIM LTD.

	By:	/s/ Chaim Hurvitz
Chaim Hurvitz
President and Chief Executive Officer

Dated: February 13, 2017	By:	/s/ Chaim Hurvitz
Chaim Hurvitz